# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Avinger Inc, CIK 0001506928
CUSIP: 053734877
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 400 CHESAPEAKE DRIVE, REDWOOD CITY, California (CA), 94063
Date of event which requires filing of this statement: 03/05/2024
Filed by CIK 0002015487
Persons authorized to receive notices and communications: Jonathon Zhong Zhao, 270 Shuyun Road, Hangzhou, Hangzhou, China (F4), 310000, 86-571-88610082

## Reporting persons
- Zylox-Tonbridge Medical Technology Co., Ltd. (CIK 0002015487): type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC); sole voting power 0; shared voting power 422,216; sole dispositive power 0; shared dispositive power 422,216; aggregate amount beneficially owned 422,216 (19.9% of the class)
  Comment: Shares of Common Stock include 75,327 shares of Common Stock issued and 346,889 shares issuable upon the conversion from 1,271 shares of Series F Preferred Stock. The total number of Series F Preferred Stock issued is 7,224 shares, however, cannot be converted into Common Stock if the holder would beneficially own in excess of 19.9 percent of voting power, unless approved by the Issuer stockholders. The numbers set forth in Row 8, 10, 11 give effect to such Limitation.
- Zhao Jonathon Zhong (CIK 0002015387): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 422,216; sole dispositive power 0; shared dispositive power 422,216; aggregate amount beneficially owned 422,216 (19.9% of the class)
  Comment: Shares of Common Stock include 75,327 shares of Common Stock issued and 346,889 shares issuable upon the conversion from 1,271 shares of Series F Preferred Stock. The total number of Series F Preferred Stock issued is 7,224 shares which is initially convertible into 1,971,616 shares of Common Stock, however, cannot be converted into Common Stock if the holder would beneficially own in excess of 19.99 percent of the Issuer voting power, unless approved by the Issuer stockholders. The total shares of Common Stock are subject to a 19.99 percent Beneficial Ownership Limitation, and the numbers set forth in Row (8), (10), (11) give effect to such Limitation.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Avinger Inc
Address of issuer's principal executive offices: 400 CHESAPEAKE DRIVE, REDWOOD CITY, California (CA), 94063
Comment:
The name of the issuer is Avinger, Inc., a Delaware corporation ('the Company').
The principal executive office of the Company is located at 400 Chesapeake Drive, Redwood City, CA 94063
The Class of Securities include Common Stock, par value $0.001 per share ('Common Stock'), and Series F Preferred Stock, par value at $1,000 per share and each of them is initially convertible to into approximately 273 shares of Common Stocks ('Preferred Stock')

## Item 2. Identity and Background
Name of person filing: (a) This Schedule 13D is filed by Zylox Tonbridge Medical Technology Co. Ltd., (the 'Zylox Tonbridge') and Mr. Jonathon Zhong Zhao ('Mr. Zhao'), who are collectively referred to as 'Reporting Persons'.
Residence or business address: (b) The business address of each of Reporting Persons is 270 Shuyun Road, Hangzhou, Zhejiang Province, China 310000
Present principal occupation or employment:
(c) Principal occupation and employment:
Zylox Tonbridge Medical Technology Co. Ltd.: the principal business is to act as a manufacturer and developer of medical devices globally
Jonathon Zhong Zhao: the principal occupation is the Chairman and Chief Executive Officer of Zylox Tonbridge
Criminal convictions in the last five years: (d) None of the Reporting Persons or other persons identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: (e) None of the Reporting Persons or other persons identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Zylox Tonbridge Medical Technology Co. Ltd.: China
Jonathon Zhong Zhao: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The common shares and preferred shares reported were acquired pursuant to the Security Purchase Agreement dated as of March 5, 2024 between the Company and Zylox Tonbridge. Zylox Tonbridge used its own funds to pay the total purchase price for approximately 7.5 million (USD) at the Initial Closing (defined below) during the Private Placement offering by the Company.
The source of the funds is the working capital of Zylox Tonbridge.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities covered by this Schedule 13D for strategic collaboration purposes. As of filed in the 8-K dated as of March 7, 2024, on March 4, 2024, the Company entered into a License and Distribution Agreement (the 'License Agreement') with Zylox Tonbridge, pursuant to which the Company will license and distribute certain of the Company's products (including consumables) in the Greater China region, including mainland China, Hong Kong, Macao, and Taiwan (the 'Territory'). In connection with the License Agreement, the Company and Zylox Tonbridge also entered into a Strategic Cooperation and Framework Agreement in conjunction with the Initial Closing (the 'Collaboration Agreement' and, together with the License Agreement, the 'Strategic Collaboration'), which provides the opportunity for the Company to access certain Zylox-Tonbridge peripheral vascular products for distribution in the U.S. and Germany. The agreement also provides the option for Avinger to source finished goods inventory from Zylox-Tonbridge following registration of Zylox-Tonbridge's manufacturing facility with the U.S. Food & Drug Administration ('FDA').

In connection with the Strategic Collaboration, the Company and Zylox-Tonbridge Medical Limited, a wholly-owned subsidiary of Zylox Tonbridge, entered into a Securities Purchase Agreement, pursuant to which Zylox Tonbridge agreed to purchase, in two tranches, up to an aggregate of $15 million in shares of the Company's common stock, par value $0.001 per share (the 'Common Stock'), and shares of two new series of the Company's preferred stock (the 'Private Placement'). On March 5, 2024, (the 'Initial Closing'), the Company issued to the Purchaser 75,327 shares of the Common Stock at a purchase price per share of $3.664 (the 'Purchase Price'), and 7,224 shares of a newly authorized Series F convertible preferred stock, par value $0.001 per share (the 'Series F Preferred Stock'), for an aggregate purchase price of $7.5 million. As of set in the Series F Preferred Stock Certificate of Designation ('Series F CoD'), each share of Series F Preferred Stock has a stated value of $1,000 and is initially convertible into approximately 273 shares of Common Stock at a conversion price equal to the Purchase Price, and have voting rights on an as-converted to Common Stock basis with other shares of Common Stock, subject to the 19.99 percent Beneficial Ownership Limitation before the Nasdaq Stockholder Approval.

Mr. Zhao, the Chairman and Chief Executive Officer of Zylox Tonbridge, was appointed to serve as a Class II member of the Board. Mr. Zhao's term will expire at the 2026 annual meeting of stockholders, until his successor is duly elected and qualified or until his earlier death, resignation or removal.

Upon completion of the following as mutually agreed upon by the Company and Zylox Tonbridge: (i) the successful registration and listing under 21 CFR part 807 with the FDA of Zylox Tonbridge and one of its designated affiliates to manufacture Avinger's products, and (ii) the Company achieving an aggregate of $10 million in gross revenue within any four consecutive fiscal quarters after the Initial Closing, excluding any gross revenue achieved by Avinger under the License Agreement discussed above, Zylox Tonbridge will invest an additional $7.5 million to purchase shares of the Company new Series G convertible preferred stock, par value $0.001 per share (the 'Series G Preferred Stock'). Each share of Series G Preferred Stock will have a stated value of $1,000 and will be convertible into shares of Common Stock at a conversion price of equal to the lowest of (x) the Purchase Price, (y) the closing price of the Common Stock on the date immediately preceding the Milestone Closing, and (z) the average of the closing price for the last five trading days preceding the Milestone Closing, provided that the conversion price will be no less than $0.20.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Item 2, 3 and 4 hereby incorporated by reference into this Item 5.
(a)-(b) The responses of each Reporting Person to Rows (7) to (13) of the cover pages of this Schedule

Zylox Tonbridge serves as the parent company of Zylox Tonbridge Medical Limited, a wholly controlled subsidiary, in whose name the Securities are held. As such, Zylox Tonbridge may be deemed to be the beneficial owner of all shares of Common Stock and Preferred Stock, subject to 19.99 percent Beneficial Ownership Limit (before the Stockholder Approval of the Issuer), if any, underlying the Securities held by Zylox Tonbridge Medical Limited. Mr. Zhao serves as the Chairman and Chief Executive Officer of Zylox Tonbridge and the Director of Zylox Tonbridge Medical Limited. Mr. Zhao disclaims beneficial ownership of those Securities.

In connection with the Security Purchase Agreement, the Company and Zylox Tonbridge also entered into a Registration Rights Agreement (the "Registration Rights Agreement") in conjunction with the Initial Closing, pursuant to which the Company agreed to file an initial registration statement with the Securities and Exchange Commission (the "SEC") within 30 days following the Initial Closing for purposes of registering the resale of the shares of Common Stock issued in the Private Placement at the Initial Closing. The Company also agreed to use reasonable best efforts to cause the SEC to declare the registration statement effective as soon as practicable and no later than the earlier of (i) the 60th calendar day following the closing of the Private Placement (or 90th calendar day in the event of a full review by the SEC) and (ii) the 5th trading day after the date the Company is notified by the SEC that the Registration Statement will not be reviewed or will not be subject to further review.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to Rows (7) to (13) of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Except with respect to the acquisition of Common Stock and Preferred Stock on March 3, 2024 pursuant to the terms of the Security Purchase Agreement as more fully described in Item 3, the Reporting Persons have not effected any transactions in the Company's any class of securities during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: March 5, 2024

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 3, 4, 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

## Signatures
- Zylox-Tonbridge Medical Technology Co., Ltd.: Jonathon Zhong Zhao, Jonathon Zhong Zhao/ Chairman and CEO (03/14/2024)
- Zhao Jonathon Zhong: Jonathon Zhong Zhao, Jonathon Zhong Zhao (03/14/2024)